18007050

SEC Mail Processing Section
MAR 09 2018
Washington DC
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ANNUAL AUDITED REPORT /A
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11770 US ONE, SUITE 205 E
(No. and Street)

PALM BEACH GARDENS (City) FL (State) 33408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRISA SHAFFER, CPA
(Name – *if individual, state last, first, middle name*)

2875 JUPITER PARK DR, #800 (Address) JUPITER (City) FL (State) 33458 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, GLEN MCRARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAK BROKERAGE SERVICES, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Notary Public

Notary Public State of Florida
Jared McGhee
My Commission GG 174865
Expires 05/05/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEAK BROKERAGE SERVICES, LLC

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5
For the Year Ended December 31, 2017

PEAK BROKERAGE SERVICES, LLC
Financial Statements
For the Year Ended December 31, 2017

TABLE OF CONTENTS

LARRISA M. SHAFFER CPA, P.A.
Certified Public Accountant
2875 Jupiter Park Drive, Suite 800
Jupiter, Florida 33458

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Members
of PEAK BROKERAGE SERVICES, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Peak Brokerage Services, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital Under SEC Rule 15c3-1, accompanying the financial statements has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information, Computation of Net Capital Under SEC Rule 153c-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

LARRISA M. SHAFFER, CPA, P.A.

We have served as the Company's auditor since 2018.
Jupiter, FL
February 26, 2018

PEAK BROKERAGE SERVICES, LLC

Statement of Financial Position

For the Year Ended December 31, 2017

		Year Ended Dec 31, 2017
ASSETS		
Cash & Cash Equivalents	$	242,006
Receivables		
Accounts Receivable		13,788
Commissions Receivable		206,144
Prepaid Expense		59,585
Deposits		53,877
Property & Equipment (net)		-
TOTAL ASSETS	$	575,400
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$	17,116
Commissions Payable		187,591
Other Payable		112,017
Total Current Liabilities		316,724
Members Equity		258,676
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	575,400

See Notes to the Financials.

PEAK BROKERAGE SERVICES, LLC
Statement of Results of Operations
For the Year Ended December 31, 2017

		Year Ended Dec 31, 2017
REVENUES		
Commissions	$	3,106,126
Wholesale and Override Income		337,444
Fees Received from Reps		149,128
Other Income		975
TOTAL REVENUES	$	3,593,673
EXPENSES		
Commissions and salaries	$	2,972,105
Insurance, Regulatory & License fees		172,286
General and administration expenses		89,622
Technology		116,702
Professional and Consulting		30,034
Occupancy		96,645
Interest Expense		974
TOTAL EXPENSES		3,478,368
NET INCOME(LOSS) FROM OPERATIONS	$	115,305

See Notes to the Financials.

PEAK BROKERAGE SERVICES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

		Year Ended Dec 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$	115,305
Adjustments to reconcile Net Income/(Loss) to net cash:		
Depreciation & Amortization		-
Net Change in operating assets & liabilities:		
(Increase)/Decrease in Accounts Receivable		3,114
(Increase)/Decrease in Commissions Receivable		(23,312)
(Increase)/Decrease in Other Receivable		(439)
(Increase)/Decrease in Deposits		(3844)
(Increase)/Decrease in Accounts Payable		(42,460)
Increase/(Decrease) in Other Payables		68,990
Increase/(Decrease) in Commissions & Salaries Payable		21,214
NET CASH PROVIDED BY OPERATIONS	$	138,568
CASH FLOOWS FROM INVESTING ACTIVITIES		
Acquisition/(Disposal) of fixed assets	$	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Change in Distributions		-
Net Change in Capital Adjustments		-
Net Change in Capital Contributions		-
Net Change in Advances from Related Parties		-
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	$	138,568
CASH & CASH EQUIVALENTS, BEGINNING OF THE YEAR	$	103,439
CASH & CASH EQUIVALENTS, END OF THE YEAR	$	242,006

See Notes to the Financials.

PEAK BROKERAGE SERVICES, LLC
Statement of Members' Equity
For the Year Ended December 31, 2017

		Total Members' Equity
MEMBERS' EQUITY		
Balance, December 31, 2015	$	128,621
Plus Capital Contributions		66,000
Adjustment to Capital		(34,050)
Less Distributions		-
Net Income(Loss) for 2016		(17,200)
		-
Balances, December 31, 2016	$	143,371
Net Income(Loss) for 2017		115,305
Balances, December 31, 2017	$	258,676

See Notes to the Financials.

1. Organization and Nature of Business

Organization and Business

Peak Brokerage Services, LLC (the Company) is a brokerage firm and a majority owned subsidiary of Peak Reps, LLC. The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and has two sister companies: one being Blackridge Asset Management, a registered investment advisor with the Securities and Exchange Commission (the SEC) and the other, Top Advisors Group, LLC, a licensed, insurance marketing organization. The Company is subject to regulation and oversight by the SEC (CIK # 0001515119) and the Financial Industry Regulatory Authority, Inc. (FINRA) (FINRA # 068829).

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements are prepared in accordance with generally accepted accounting principles in the United States (GAAP), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, share-based compensation, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the financial statements and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the consolidated financial statements.

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Inter-company Expense Allocations

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by Peak Reps, LLC and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in other benefit plans sponsored by Peak Reps, LLC. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

Revenue Recognition

Transaction-based sales commissions are recognized as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been substantially completed. The Company settles a significant volume of transactions that are initiated directly between its representatives and product sponsors, particularly regarding mutual fund, 529 education savings plan, fixed and variable annuity, and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions in these products in prior periods.

Trailing commission revenues include mutual fund, 529 education savings plan, and fixed and variable product trailing fees that are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and recognized over the period during which services are performed. Because trailing commission revenues are generally paid in arrears, management estimates much of trailing commission revenues earned during each period.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and cash equivalents are composed of interest and noninterest-bearing deposits.

Securities

All securities including securities segregated under federal regulations are reported at fair value on trade date. Net unrealized and realized gains and losses on securities are to be included as revenue in the statement of operation. As of December 21, 2017, the Company does not have ownership of any securities.

Receivables from and Payables to Clients

The Company does not maintain any deposit accounts for clients and, thus, is not subject to the segregated reporting under Rule 15c3-3 of the Security Exchange Act of 1934, as amended, and other regulations.

Receivables from Others

Receivables from others primarily consist of amounts due from representatives. Management does not maintain an allowance for uncollectible amounts. All amounts due from representatives are mandatorily paid in full within 30 days. Management monitors the adequacy of the need for an allowance estimate through periodic evaluations against actual trends experienced.

Fixed Assets

Leasehold improvements, computers and software, and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Management has selected to capitalize any single asset where the initial cost and cost of installation exceeds $2,500. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets.

Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No material impairment occurred for the years ended December 31, 2017.

The components of fixed assets were as follows:

Furniture & Equipment	9,806
Accumulated Depreciation	(9,806)
Fixed assets, net	-0-

Accounts Payable and Accrued Liabilities to Others

Payables to others primarily consist of amounts due for ongoing monthly office expenses and a cost sharing agreement with Peak Reps, LLC. All amounts are paid within the due date.

Accounts payable and accrued liabilities were as follows:

Commissions Payable	187,591
Accounts Payable	17,116
Expense Share Payable & E&O Insurance Premiums due	112,017
Total Accounts Payable and Accrued Liabilities	316,724

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

The Company, as a rule, will establish an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated, except as otherwise covered by third-party insurance or self-insurance through the Company's Captive Insurance subsidiary.

Guarantees

The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Legal & Regulatory Matters

The Company is subject to extensive regulation and supervision by United States federal and state agencies and various self-regulatory organizations. The Company and its representatives periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to

inquiries, informational requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation. Assessing the probability of a loss occurring and the amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its consolidated financial statements, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined.

The Company maintains third-party insurance coverage for certain potential legal proceedings, including those involving client claims. With respect to client claims, the estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

Recently Issued Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,* which clarifies how companies present and classify certain cash receipts and cash payments in the statement of cash flows. The Company expects to adopt the provisions of this guidance on January 1, 2018. The Company is currently evaluating the impact the new rule will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statements of Cash Flows (Topic 230): Classification and Presentation of Restricted Cash in the Statements of Cash Flows*, which requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents in the statement of cash flows. The Company expects to adopt the provisions of this guidance on January 1, 2018. The adoption is not expected to have a material impact on its consolidated financial statements but will impact the presentation of the cash flow statement and the Company's disclosures.

Income Taxes

The Company is taxed as a Partnership for federal income tax purposes. Therefore, the Financial Statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's partners will pay taxes on the Company's earnings. The Company files a separate pass-through income tax return for federal and state purposes. At the year ended December 31, 2017, management has determined the Company had no uncertain tax positions requiring recognition and

reporting. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2014 through 2017) remain subject to income tax audits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with GAAP. For many of the Company's financial instruments, including cash, receivables, other assets, commissions payable, salaries, and accounts payable, the carrying amount of these instruments reflect the approximate fair value due to their short maturities.

3. Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Company ("FDIC") to a maximum of $250,000 per bank, per depositor. The total cash and cash equivalents for the Company exceeding the FDIC insured limit is $ 0 as of December 31, 2017.

4. Related Party Transactions

The Company has related party transactions with a Peak Reps, LLC who provides certain services to the Company under an expense sharing agreement. Reported in this period include amounts for rent, payroll, and computer programs totaling $504,103

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule"), requiring the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions during any time the Company's net capital, as defined by the Rule, is less than five thousand dollars ($5,000), or, if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15:1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends be paid, if the resulting net capital ratio exceeds 12:1.) The net capital rules also provide that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate daily.

At December 31, 2017, the Company has net allowable capital of $185,303, exceeding the requirement of $21,115.

6. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2017, the Company had $242,006 and $0 in excess of the FDIC insured limit.

7. Regulatory Requirements

The Company is Exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2018, the date the financial statements were available to be issued. The evaluation did not result in any material subsequent events requiring adjustment and/or disclosure.

PEAK BROKERAGE SERVICES, LLC

Supplemental Statement of Net Capital

For the Year Ended December 31, 2017

		Year Ended Dec 31, 2017
COMPUTATION OF NET CAPITAL		
Total Members' Equity from Statement of Financial Condition	$	258,676
Deduct Members' Equity not allowable for net capital		-
TOTAL MEMBERS'EQUITY		258,676
Add:		
Liabilities subordinated to claims of general creditors allowable		-
in computation of net capital		-
Subordinated liabilities		-
Other additions and/or credits		
Deduct:		
Non-allowable assets		
Furniture & Equipment		-
Other Current Assets		77,218
Other Assets		-
Net Capital before haircuts on securities positions (tentative Net Capital)	$	181,458
Contractual Securities Commitments		-
Subordinated Securities Borrowings		-
Trading and Investment Securities:		
Exempted Securities		-
Debt Securities		-
Options		-
Other Securities		-
Undue Concentrations		-
Other		-
NET CAPITAL	$	181,458

See Notes to the Financials.

PEAK BROKERAGE SERVICES, LLC

Supplemental Statement of Aggregate Indebtedness and Required Net Capital Under Rule 15c3-1
For the Year Ended December 31, 2017

		Year Ended Dec 31, 2017
TOTAL AGGREGATE INDEBTEDNESS		
Accounts Payable	$	17,116
Current Notes Payable		27,333
Commissions Payable		187,591
Cost Sharing Payable		84,684
AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL POSITION		316,724
120% Min dollar net capital requirement of reporting broker-dealer		6,000
10% of Aggregate Indebtedness		31,672
Net Capital Requirement (greater of above)	$	31,672
Excess Net Capital (Net Capital less Required Net Capital)		149,786
AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL POSITION		316,724
Drafts for immediate credit		-
Other unrecorded amounts		-
Total Capital and allowable subordinated liabilities	$	316,724
Ratio: Aggregate Indebtedness to Net Capital		174.544%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital, as reported in the Company's Part II (unaudited) FOCUS Report		181,458
Net Audit Adjustments		-
Net Capital per above	$	181,458

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II filing as of December 31, 2017.

See Notes to the Financials.

LARRISA M. SHAFFER CPA, P.A.
Certified Public Accountant
2875 Jupiter Park Drive, Suite 800
Jupiter, Florida 33458

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Members
of PEAK BROKERAGE SERVICES, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Peak Brokerage Services, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Peak Brokerage Services, LLC, claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Peak Brokerage Services, LLC, stated that Peak Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Peak Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peak Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LARRISA M. SHAFFER, CPA, P.A.
Jupiter, FL
February 26, 2018

Rule 15C3-3 Exemption Report

Peak Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17C.F.R. 240.15c3-3(k):

1. Maintain a minimum capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (The Net Capital Rule).
2. Operate pursuant to SEC Rule 15c3-3(k)(2)(ii) with transactions cleared through another broker-dealer, Raymond James. Peak Brokerage Services, LLC does not hold customer funds or safekeep customers securities.

During the fiscal year ended December 31, 2017, Peak Brokerage Services, LLC met, without exception, the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Glen McRary, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO & President

Date: 2-26-18

LARRISA M. SHAFFER CPA, P.A.
Certified Public Accountant
2875 Jupiter Park Drive, Suite 800
Jupiter, Florida 33458

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Managing Members
of PEAK BROKERAGE SERVICES, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Peak Brokerage Services, LLC and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Peak Brokerage Services, LLC's compliance with the applicable instructions of Form SIPC-7. Peak Brokerage Services, LLC's management is responsible for Peak Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CPA PA

LARRISA M. SHAFFER, CPA, P.A.
Jupiter, FL
February 26, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended December 31
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068829 FINRA DEC
PEAK BROKERAGE SERVICES, LLC
11770 US HIGHWAY ONE, STE E 205
PALM BEACH GARDENS, FL 33408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ANTHONY DIAMOS: (404) 536-6984

2. A. General Assessment (item 2e from page 2) $196

B. Less payment made with SIPC-6 filed (**exclude interest**) (30)
July 30, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 166

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $166

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $166

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PEAK BROKERAGE SERVICES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2nd day of February, 20 18.

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2017
and ending DECEMBER 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,608,416
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,269,071
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rep Admin, E&O, Registration Fees Paid and Collected, Accrual Net Effect, Dealer Reallowance (Deductions in excess of $100,000 require documentation)	208,591
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,477,662
2d. SIPC Net Operating Revenues	$ 130,754
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 196
	(to page 1, line 2.A.)

PEAK
BROKERAGE SERVICES

March 7, 2018

To Whom It May Concern:

Please find the enclosed Peak Brokerage Services revised 2017 audited financials. The original audit did not contain the Independent Public Accountant's Report [SEA Rule 17a-5(g)(1); SEA Rule 17a-5(i)(2); and SEA Rule 17a-5(i)(3)] – specifically the audit opinion was not in the required format. If you have any questions feel free to contact us at 561-641-5050.

Best regards,

Glen McRary

SEC
Mail Processing
Section

MAR 09 2018

Washington DC
408

11770 US Highway 1 N., Suite 205E, Palm Beach Gardens, FL 33408
Phone: 561-641-5050 www.peakbrokerageservices.com
Member FINRA/SIPC